FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English

)

#410-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices )

Attachments:

1.

Interim Financial Statements for the Period ended March 31, 2003.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F

     X

                                     FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES

NO

   X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: July 4, 2003

BY:

Chris Robbins

It’s:      Vice President

(Title)

July 4, 2003

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources, Inc.

Quarterly Financial Statements

For the quarter ended March 31, 2003

(expressed in Canadian dollars)

Schedule A … Financial Information

Schedule B … Supplementary Information

Schedule C … Management Discussion

Notice to the Reader

The balance sheets of Anglo Swiss Resources, Inc. as at March 31, 2003 and the statements of income and deficit and changes in cash flows for the three months then ended have been compiled from information provided by management.  These statements have not been audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Anglo Swiss Resources, Inc		Schedule A
Balance Sheet
(expressed in Canadian dollars)

ASSETS	March 31,	December 31,
	2003	2002
	$	$
Current assets
Cash and term deposits	8,844	10,906
Accounts receivable	529	4,494
Prepaid expense	1,509	214

	10,882	15,614

Reclamation bond	14,800	14,800

Fixed assets	994,308	994,957

Mineral properties	2,867,781	2,874,169

	3,887,771	3,899,540
LIABILITIES

Current liabilities
Accounts payable	33,333	31,767
Accrued property and capital taxes	83,351	81,851

Non current liabilites	-	-

Related parties
Due to related parties	172,439	157,439

SHAREHOLDERS' EQUITY

Capital stock
500,000,000 Authorized common shares

44,825,688 Issued (44,825,688-December 31, 2002)	11,224,585	11,224,585

Options Exercised	-	-
Warrants Exercised	-	-

Contributed surplus	106,316	106,316

Deficit	(7,732,254)	(7,702,418)

	(7,625,937)	(7,596,101)

	(7,336,814)	(7,325,045)
Approved by the Board of Directors:

See - Nature of operations and going concern (Note 1)

"Len Danard" , Director	"Chris Robbins" , Director

(Unaudited – See Notice to Reader)

Anglo Swiss Resources, Inc
Statements of Income and Deficit
(expressed in Canadian dollars)
	3 Months Ended

	March 31,	March 31,
	2003	2002

Interest and sundry income	8	33

Operating expenses
Exploration	-	51
Property taxes	1,500	1,500
Utilities	206	117
Other expenses	127	-

	1,833	1,667

	(1,826)	(1,634)
General and administrative expenses
Amortization	649	847
Consulting	15,000	18,000
Interest and bank charges	3	20
Professional fees	5,230	5,650
Exchange fees	3,120	2,956
Transfer agent fees	1,399	994
Office and miscellaneous	2,609	2,513
Shareholders' information	0	1,347
Travel and promotion	0	719
Write-down of mineral properties	-	0

	28,010	33,046

Income (loss) before other items	(29,836)	(34,681)

Adjustment of prior year payable	-	-
Gain on settlement of debentures	-	-

Net loss for the period	(29,836)	(34,681)

Net loss per share	(0.001)	(0.001)

(Unaudited – See Notice to Reader)

Anglo Swiss Resources, Inc
Statements of Cash Flows
(expressed in Canadian dollars)
	3 Months Ended
	March 31,	March 31,
	2003	2002
Cash flows from operating activities
Net loss for the period	(29,836)	(34,681)
Items not involving outlay of cash:
- Amortization	649	847
- Adjustment of prior years payables	-	-
- Write-down on mineral property	-	-
	(29,187)	(33,833)
Net change in non-cash working capital
- Accounts receivable	3,965	6,452
- Prepaids	(1,295)	(313)
- Accounts payable and accrued liabilities	18,067	(4,654)

	(8,450)	(32,348)
Cash flows from investing activities
Exploration & acquisition costs	6,388	(540)
Option receipt	-	-
Acquisition	-	-
Proceeds on sales of equipment	-	-
Funds on deposit	-	-
	6,388	(540)
Cash flows from financing activities
Advances from shareholders	-	-
Capital stock allotted for cash	-	-
Capital stock allotted for options	-	-
Capital stock returned to treasury	-	-
Settlement of accounts payable and other	-	-
	-	-
Increase (decrease) in cash during the period
	(2,062)	(32,888)

Cash, beginning of the period	10,906	45,383

Cash, end of the period	8,844	12,495

(Unaudited - See Notice to Reader)

Anglo Swiss Resources, Inc

Schedule A Financial Information

(expressed in Canadian dollars)

1.  Nature of operations and going concern

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably.  The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources.  At that stage, the Company's operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations.

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  Before, during and after the period ended March 31, 2003, the Company was engaged in continued exploration of its gold properties in British Columbia and Ecuador simultaneously, a precious / semiprecious gemstone property located in south-eastern British Columbia.  As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political instability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

At March 31, 2003, the Company had a working capital deficiency of $278,241 and without a source of funding, will be unable to  meet its obligations as they fall due. In addition, the Company will require additional financing to complete the exploration of its mineral properties.  Management is pursuing a private placement to fund general administrative expenses and joint venture partners for its Kenville gold project, with the hope of recommencing small-scale production at the site.  While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers, or native land claims, and tile may be affected by undetected defects.

2.  Interim unaudited financial statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2002.

3.  Capital stock

Authorized capital:	500,000,000 common shares without par value
	400,000,000 preferred shares without par value

	# of Shares	Amount

Issued and outstanding, Mar 31, 2003:	44,825,688	$11,224,585

4.  Mineral properties

	Acquisition	Exploration
	costs	expenditures	Total
	$	$	$
Kenville
Balance, Dec 31, 2002	1,595,596	(33,299)	1,562,297
Expenditures - 2003		(10,000)	(10,000)
	1,595,596	(43,299)	1,552,297

Blu Starr
Balance, Dec 31, 2002	812,306	474,565	1,286,871
Expenditures - 2003		3,612	3,612
	812,306	478,177	1,290,483

Catamayo River
Balance, Dec 31, 2002	25,000	-	25,000
Expenditures - 2003	-	-	-
	25,000	-	25,000

Neuvos Playas
Balance, Dec 31, 2002	0	-	0
Expenditures - 2003	-	-	-
	0	-	0

Total	2,432,903	434,878	2,867,781

5. Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

6.  Related Party Transactions

During the first quarter of 2003 the Company incurred consulting fees of $15,000 ($18,000 – 2002) for management services by directors or officers or organizations controlled by such parties.  No remuneration was paid in this regard, while $5,000 was paid in the first quarter of 2002.  The Company paid $1000 to a law firm in which an officer is a partner of the firm during the first quarter 2003 and carries a payable of $103,000 to the same firm.

Anglo Swiss Resources, Inc

Schedule B Supplementary Information

(expressed in Canadian dollars)

For the quarter ended March 31, 2003:

1.  Breakdown of professional fees

Accounting	$ 4,230
Legal	1,000
$ 5,230

2.  Non-arm's length party transactions

(a) Consulting fees charged to the company

Directors first quarter	$ 15,000

$ 15,000

b) Expenditures made to non-arm's length parties

During the first quarter, there were no amounts paid as consulting fees to directors or to a company controlled by a director.

3. Directors at March 31, 2003

Len Danard

Leroy Wolbaum

Chris Robbins

4. No securities were issued during this quarter

Authorized	Issued
500,000,000	44,825,688

5. Options granted or cancelled during the quarter

Security	Number	Exercise Price	Expiry

Options Granted Total	1,125,000	$0.10	Feb. 17, 2008

Optionee	Relationship	Number	Price	Expiry Date

Greg Thomson	Consultant	200,000	$0.10	Feb. 17, 2008
Peter Holt	Consultant	800,000	$0.10	Feb. 17, 2008
Beth McInnis	Consultant	125,000	$0.10	Feb. 17, 2008

6. Share Capital

(a) Authorized and issued share capital at March 31, 2003

Authorized capital:	500,000,000 common shares without par value
400,000,000 preferred shares without par value

Common shares issued and outstanding:	44,825,688
$ Amount To-date:	$ 11,284,585

(b) No stock warrants outstanding at March 31, 2003

(c) Number of shares in escrow or pooling agreement

Number of shares                        NIL

(d) Stock options outstanding

Security	Number	Exercise Price	Expiry date

Options	1,500,000	$0.25	Dec 18, 2003
Options	200,000	$0.68	Feb 2, 2004
Options	50,000	$0.42	Mar 26, 2004
Options	350,000	$0.28	Dec 18, 2004
Options	2,250,000	$0.21	Mar 21, 2005
Options	25,000	$0.25	Mar 28, 2005
Options	1,000,000	$0.10	Jan 23, 2007
Options	1,125,000	$0.10	Feb 17, 2008
Total	6,500,000

The Company has adopted the new recommendations of the CICA for accounting for stock based compensation expense.  Under this method, no compensation expense is recognized when stock options granted to directors and employees become vested.  However, additional disclosure of the effects of stock based compensation to directors and employees is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at

March 31,2003:

Risk-free interest rate	3.14%
Expected dividend yield	-
Expected stock price volatility	112%
Expected option life in years	1.86

The pro forma effect on net loss and loss per share for the period ended March 31, 2003 on the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period

    Reported

 $             (29,836)

    Pro-forma

 $             (31,996)

Basic and diluted loss per share

    Reported

 $               (0.001)

    Pro-forma

 $               (0.001)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessary provide a reliable single measure of the fair value of the Company's stock options.

ANGLO SWISS RESOURCES INC.

SCHEDULE C

MANAGEMENT DISCUSSION FOR

 THE THREE MONTHS ENDED MARCH 31, 2003

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.

The Company retained Mr. Greg Thomson, P.Geo. (Thomson Geological Consulting) as Vice-President/Manager of Exploration.  Mr. Thomson will be responsible for the development of the Kenville Gold Mine and the Blu Starr Gemstone properties, both located in southern British Columbia.  A strategic joint venture partner(s) is being sourced to continue or fund exploration of these properties.

A financing is currently being undertaken.  The Company is working towards a private placement in the form of 3,000,000 Units at a price of $0.10 per Unit to generate gross proceeds of $300,000. Each Unit consists of one common share and one warrant entitling the purchase of one additional share of the Company at a price of $0.12 until one year from the close of the placement.  Please review Liquidity and Capital Resources further  on.

OPERATIONS AND FINANCIAL CONDITION

At March 31, 2003, the Company had total assets of  $3,887,771 as compared to $3,907,595 at March 31, 2002, reflecting the decrease in working capital through general administrative expenditures.  The working capital deficiency for the three-month period ended March 31, 2003 was higher at $278,241 compared to $214,925 for the three months ended March 31, 2002 due mostly to the accruals to insiders, as the Company restricted its payables.  Non-current liabilities are nil, but $83,351 has been accrued for capital and property taxes, ($81,851-Mar, 31. 2002).   Thee majority of the liabilities outstanding is due to the amounts owed to related parties ($172,439) and ($103,126) for the Mar. 31 periods 2003 and 2002 respectively.

The Company’s largest cash outlay in the first quarter 2003 and 2002 was attributed to General and Administrative expenses.  For the three months ended March 31, 2003, General and Administrative expenses were $28,010 compared to $33,046 for the period ended March 31, 2002.  Management continues to lower costs and conserve cash outflow by performing a majority of its operations internally.

Shareholder’s information for the three months ended March 31, 2003 was $0 and $1,347 for the three months ended March 31, 2002. An investor relations contract was filed during the first quarter with a maximum remuneration of $2,000 monthly and a stock option plan; which have subsequently received approval form the TSX Venture Exchange.  Both parties have agreed to minimal functions while the Company attempts to raise additional funds and advance its properties.

During the three months ended March 31, 2003, the Company recorded interest income of $8 compared to $33 for the three-month period ended March 31, 2002.  The Company believes that for at least the remainder of the current fiscal year it will have to further rely on the continued sale of its common shares to meet its ongoing obligations.  Although the Company has in the past been successful in raising capital, there can be no assurances that this trend will continue; which would deter the ability of the Company to continue its development and raises substantial doubt as to its ability to continue as a going concern.

For the three-month period ended March 31, 2003, $15,000 was charged in consulting fees by directors or companies controlled by a director; $18,000 in the same period 2002.  Amounts paid in cash for management services during the March 31, 2003 period was $0 as management has curtailed all discretionary payments; $5,000 was paid in the first quarter of 2002.  The net loss for the three-month period ended March 31, 2003 was $29,836, $34,681 for the same period in 2002; or $0.001 per share.

RELATED PARTY TRANSACTIONS

During the first quarter of 2003 the Company incurred consulting fees of $15,000 ($18,000 – 2002) for management services by directors or officers or organizations controlled by such parties.  No remuneration was paid in this regard, while $5,000 was paid in the first quarter of 2002.  The Company paid $1000 to a law firm in which an officer is a partner of the firm during the first quarter 2003 and carries a payable of $103,000 to the same firm.

CAPITAL STOCK

There were 325,000 warrants outstanding that expired on January 14, 2003.  There are no further outstanding warrants at March 31, 2003.  Please refer to Note 5 of Schedule B, for a list of the 1,125,000 options set Feb. 17, 2003, granted to three consultants to the Company.  The Company has 44,825,688 shares outstanding as of March 31, 2003, and 51,325,688 on a fully diluted basis.

LIQUIDITY AND CAPITAL REQUIREMENTS

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the first quarter ended March 31, 2003, the Company was engaged in continued exploration of its gold properties in British Columbia and Ecuador and simultaneously, a precious/semi-precious gemstone property located in south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

The Company’s exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurances that such financing can be obtained by the Company. The failure to obtain such financing could affect the ability of the Company to continue its development and operate as a going concern.

SUBSEQUENT EVENTS

The Company has retained control of the Blu Starr Gemstone property, as the three-year Joint Participation Agreement with Hampton Court Resources lapsed on April 30, 2003. Hampton Court Resources has earned a 10% working interest in the property to-date, and a further 10% is under joint review of the expenditures.   The Company intends to perform drilling and trenching of the alluvial held within the placer claims along the valley floor.  A report, filed with the TSX Exchange in 2001, recommended approximately 500 meters of trenching and 12 drill holes in highly prospective areas for gemstone concentrations at bedrock.  The Company intends to implement this program this summer.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relation activities internally with various officers and directors whose duties include responding to enquiries from the Company’s shareholders and the public, distribution of news and information about the Company and other developments in the resource industry.

The company has retained the services of Daimler Partners, the principal of which is Mr. Peter Holt.  Daimler Partners’ responsibilities include maintaining the existing shareholder base as well as increasing the Company’s exposure within the financial communities in both Canada and the United States.  The Company intends to increase its exposure within the financial community upon successfully completing a financing.

The Company maintains a website on the Internet with the objective to increase the Company’s shareholder base and possibly assist in attracting investment capital or future partnerships/strategic alliances for further advancement of the Company’s properties.

On behalf of the Board,

“Len  Danard”

Len Danard

President & CEO